ENTOURAGE MINING LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

For The Three Months Period Ending March 31, 2010

This Management Discussion and Analysis of Entourage Mining Ltd. (the “Company”) provides analysis of the Company’s financial results for the interim period ending March 31, 2010. The following information should be read in conjunction with the accompanying unaudited financial statements and the notes to the unaudited financial statements.

1.1 Date of Report	May 31, 2010

1.2 Overall Performance

Nature of Business and Overall Performance

The Company’s shares have been publicly traded since February 2nd, 2004 when the Company was called for trading on the Over-the-Counter Bulletin Board in the United States under the symbol ETGMF. The Company is a reporting issuer in both the United States and in British Columbia.

Entourage Mining Ltd. (“Entourage”, the “Company” or “We”) was originally incorporated under the name, Entourage Holdings Ltd., pursuant to the Company Act (British Columbia) on June 16, 1995. On June 25, 1996, we changed our name to Entourage Mining Ltd. On February 18, 1998, we became a reporting Issuer as defined under the Securities Act of the Province of British Columbia in British Columbia, Canada.

We had one subsidiary company, Entourage USA Inc., domiciled in Carson City, Nevada. This subsidiary was used to acquire additional exploration properties in the United States of America. The charter of Entourage USA was not renewed in December 2008 and the Company was allowed to lapse.

We are a natural resource company engaged in the acquisition and exploration of natural resource properties. We commenced operations in 1996 and currently have mineral property option agreements to acquire

  An unencumbered 100% interest in the Pires Gold Project located in Goias State, Central Brazil; and
  An unencumbered 65% interest in 47 prospective uranium claim blocks in Costebelle Township known as the Doran property in eastern Quebec.

and we intend to seek and acquire additional properties worthy of exploration and development.

Entourage is an exploration stage company and there is no assurance that a commercially viable mineral deposit exists on any of the properties, and further exploration will be required before a final evaluation as to the economic and legal feasibility of all of our claims is determined.

Effective March 6, 2009 the Company's completed a reversed split of its shares of common shares at a ratio of one new share for every ten old shares held. The capitalization of 100,000,000 common shares with no par value remains the same after the reverse stock split; subsequent to December 31, 2009, the Company changed its authorized capital to unlimited*.

All previous references to shares of common stock and weighted average common shares outstanding have been restated to give affect to the 1:10 reverse stock split unless otherwise stated.

**Notice of Alteration electronically filed with the BC Registrar of Companies on April 22, 2010 at 9:02 am PDT.

1.2.1 Mineral Properties: Background and Agreements

1.2.1(a) The Pires Gold Project

On June 17, 2009, the Company signed a definitive Mineral Property Option agreement with Infogeo Servicos E Locacoes, a private Brazilian company, wherein the Company acquired an option to acquire a 100% interest in the Pires Gold Project (“Pires”).

When acquired, the Pires Gold Project consisted of 5 mineral licenses covering more than 8501 hectares (21,000 acres) located 2.5 hours drive from Brasilia and about 1 hour outside of the small city of Pires do Rio, Goiás State. Subsequent to the acquisition, the Company dropped two of the southernmost claim blocks and acquired 5 new claims: the Garimpo (acquired July 2009) and four other claim blocks surrounding the original land package. At present, the total package is approximately 12,000 hectares. Subsequent to the changes indicated the property is rectangular in shape and is approximately 8 kilometers long and 5 kilometers wide .

The Pires Property covers sericite schist, chlorite schist and quartzites that have been intensely weathered under oxidizing tropical conditions. Metamorphic foliation of the schists and quartzites dips mainly to the west, and appears to be tightly folded. These metamorphic rocks belong to the Brasilia Belt, a region where terrains from the west have been thrust eastward over the ancient (Archean) Sao Francisco craton.

Here is an overview of the terms of the Pires Mineral Option agreement:

Expenditure Option

To earn a 40% interest in the property (First Milestone), in year one:

(i)	pay to the Optionor (or its nominee) USD $50,000 as follows:
	(A)	USD $25,000 within seven days of the execution of the Agreement (paid), and
	(B)	USD$25,000 within 45 days of the execution of the Agreement (paid); and
(ii)	expend not less than USD $300,000 (the “First Target”) in exploration expenditures on the property on or before May 31,
(iii)	Entourage agrees to pay an additional $10,000 USD (paid) upon approval of the DNPM of the new license covering the Garimpo area.

To earn an additional 20% (60% Total) interest in the property (Second Milestone), in year two:

(i)	paying USD $100,000 to the Optionor (or its nominee) on or before January 16, 2010 (paid), and
(ii)

expend not less than USD $300,000 (less the amount by which any exploration expenditures pursuant to item (ii) of the First Milestone exceeded the First Target) (the “Second Target”) in exploration expenditures on the property before January 16, 2011.

To earn an additional 15% (75% Total) interest in the property option (Third Milestone), in year three:

(i)	issue the Optionor 100,000 common shares of the Company on or before January 16, 2011 (subject to any regulatory approvals required), and
(ii)	expend up to USD $1,000,000 to complete and submit a final report by January 16, 2012, (Any excess expended in years one and two is to be applied against this $1,000,000 expenditure requirement.)

Option to Purchase 25% (100% Total) (Upon completion of the Third Milestone)

Purchase up to 20% of an interest in the property, by paying the Optionor USD$1,000,000 for each 5% incremental interest in the Property, and USD $2,000,000 for the remaining 5% interest.

Pires Property Description

The Company is exploring for Sediment Hosted Vein (SHV) gold deposits gold on 6 mineral licenses (two claim blocks deleted in the Spring 2010) covering 8,797.7hectares in southern Goiás State, Brazil. Another 4 licenses have been applied for which will extend the property north, east and west by 8000 hectares when the application process is completed. In January 2010, the Company filed two reports to relinquish two claims at the southernmost portion of the property where sampling indicated little mineralization.

Location and Accessibility

Access to the Pires is good, with the property being a two-and-a-half hour drive from Brasilia (capital of Brazil) on a paved highway that crosses the licences. The licences comprise the Pires Property (“Pires”), upon which Entourage has an option agreement to acquire up to 100% from the Brazilian property holder Infogeo Locaçeos Ltda. (“Infogeo”). Under the agreement, Entourage can earn a 40% interest in the property upon completion of US$300,000 of exploration work before May 31, 2010. By completing another US$300,000 of work before January 16, 2011 and paying the landholder 100,000 shares of Company stock, Entourage can earn a 60% interest in all the licenses. If Entourage then defines a minable deposit to the satisfaction of the Brazilian government, they will then earn a 75% interest upon completion of up to US$1,000,000 of exploration work before January 16, 2012 and paying the landholder 100,000 shares of Company stock before January 16, 2011, The Company has an option to acquire up to the remaining 25% for up to US$6 million.

1.2.1(b) The Doran (Quebec) Uranium Prospect

The Doran Uranium Property

Option Agreement and Claim Data

In March of 2005, we entered into an option agreement with Fayz Yacoub, a professional geologist and businessman from Vancouver, whereby we could acquire 44 claim blocks prospective for uranium situated in Costebelle Township in eastern Quebec. Subsequent to entering into the property agreement, 3 additional claims blocks have been added to the project.

The Doran Uranium property consists of 47-contiguous mineral claims (polygons) covering approximately 2473.3 hectares in the Baie Johan Beetz area of Costebelle Township, Quebec. The claim block is centered at GPS 548009 E and 5572265 N.

Pertinent claim data is as follows:

Title #	Row	Column	Surface Area (ha)
CDC 0048705	05	20	55.01
CDC 0048706	05	21	55.01
CDC 0048707	05	22	55.01
CDC 0048708	05	23	55.01
CDC 0048709	06	20	55.00
CDC 0048710	06	23	55.00
CDC 0048711	07	20	54.99

CDC 0048712	10	24	54.96
CDC 0048713	11	21	54.95
CDC 0048714	11	24	54.95
CDC 0048715	14	22	54.92
CDC 0048716	14	23	54.92
CDC 0048651	07	22	54.99
CDC 0048652	07	23	54.99
CDC 0048653	08	22	54.98
CDC 0048654	08	23	54.98
CDC 0048655	09	22	54.97
CDC 0048656	09	23	54.97
CDC 0048657	10	22	54.06
CDC 0048658	10	23	54.96
CDC 0048659	11	22	54.95
CDC 0048660	11	23	54.95
CDC 0048661	12	22	54.94
CDC 0048662	12	23	54.94
CDC 0048663	13	22	54.93
CDC 0048664	13	23	54.93
CDC 0048665	06	21	55.00
CDC 0048666	06	22	55.00
CDC 0048667	07	21	54.99
CDC 0064114	08	20	54.98
CDC 0064115	08	21	54.98
CDC 0064116	09	20	54.97
CDC 0064117	09	21	54.97
CDC 0064118	10	21	54.96
CDC 0064119	12	21	54.94
CDC 0064120	12	24	54.94
CDC 0064121	13	21	54.93
CDC 0064122	13	24	54.93
CDC 0064123	14	21	54.92
CDC 0064124	14	24	54.92
CDC 0064125	15	21	54.91
CDC 0064126	15	22	54.92
CDC 0064127	15	23	54.92
CDC 0064128	15	24	54.92
CDC 2024598	n/a	n/a	54.92
CDC2024599	n/a	n/a	54.92
CDC 0097498*	n/a	n/a	50.12

* Claim CDC 0097498 provides access to the property and may not be prospective for mineralization.

Location and Accessibility

The Doran property is located in the southeastern part of Quebec, along the north shore of the Gulf of St. Lawrence, and about 25 kilometers west of Aguanish, approximately 109 kilometers east of Havre St. Pierre. The property extends inland from the Gulf of St Lawrence a distance of approximately 10 kilometers to the north. Locally this area is known as “Moyenne Cote Nord” or middle coast north of the St. Lawrence Seaway.

The property is situated within the Costebelle Township, NTS map sheet 12 L/08. Access to the property is by daily scheduled flights to Natashquan-Aguanish, then by car from Aguanish to the Pashshibou River and to the southern part of the property.

The topography of the property for the most part is rolling hills having a maximum relief of 100 meters with elevation ranging from sea level to 100 meters. All mineralized areas of interest are located comfortably above sea and river levels.

The climate around the property area is characterized by long winters, generally extending from late October until mid-April.

Exploration

Exploration, including geological mapping, rock sampling, trenching and shallow drilling on the Doran Uranium Deposit resulted in the estimation of a historical uranium resource which requires verification to conform to Canadian NI 43-101 geological reporting standards. Before these standards were initiated, previous work on the property, done by Aguanish Uranium Inc., Noranda and Lacana Mining, was successful in locating and partially exposing several potential target areas, including the Doran East Centre target where three holes were drilled (1978) 14 feet apart with cores returning values of 6.4, 6.4 and 9.2 Lbs. Per ton uranium (U3 O8).

We made a down payment of $35,000 to acquire the option and agreed to a work commitment of $200,000 of exploration in the first year of the Doran Uranium Property agreement.

We expended $245,591 in exploration work on the property in fiscal year 2005 and a National Instrument 43-101 compliant report by Eric Ostensoe (P.Geo.) was commissioned. In late February 2006, Mr. Ostensoe completed his report and the Company posted the report on SEDAR and EDGAR (March 9, 2006) as well as on our website. In April 2007 an updated NI 43-101 Technical Report was prepared by Michel Proulx, M.Sc., P. Geo and Michel Boilly, Ph.D., P.Geo, both Qualified Persons as that term is described in National Instrument 43-101, and this report was filed on SEDAR by Abbastar Holdings Ltd. on May 2, 2007.

In May 2006, we advanced to On Track Explorations, the Doran project operator, $150,000CDN to commence drilling and ground exploration work as outlined in Mr. Ostensoe’s report. Drilling commenced thereafter on the “Main Zone” of the Doran property. Our option agreement on the Doran property requires that we expend $300,000 in year two of the agreement.

We spent $346,166 on drilling and exploration in fiscal 2006 and reported drill results on July 20, 2006. As well, in July 2006 the Government of Quebec reimbursed our company $57,745 as part of the Province’s mining exploration incentive program. This rebate was based upon our 2005 drilling exploration expenses.

In early February 2007 we contracted the services of Forages La Virole to commence drilling on the “L” anomaly situated in the north of the Doran property but four to six foot snow drifts prevented the drilling contractor from reaching the “L” anomaly so the work program was cancelled.

On February 13, 2007, we entered into a Mineral Property Option agreement with Abbastar Holdings Ltd. (“Abbastar”), a Vancouver based TSX Venture listed company, whereby Abbastar could earn up to 70% interest in the Doran property by paying us a one time $100,000 CDN payment (paid) and expending $5,000,000 over four years. The TSX Venture Exchange approved this transaction on May 30, 2007.

On May 11, 2007, our Company and Abbastar announced that drilling had commenced on the “L” anomaly of the Doran project and in all 32 holes were drilled for a total of 3,273.26 meters of diamond drilling and 1158 samples were analyzed representing 2,469.24 linear meters or 75% of the drill hole length. The results of our Phase II drilling campaign were reported August 23, 2007. A sample of the results are as follows:

  Hole H17A (L Anomaly): 16.99m of 0.0435% U3O8 (.87lb/t),
  Hole H18 (L Anomaly): 24.1m of 0.033% U3O8 (.66lb/t) (including 16.5m of .73lb/t announced June 28, 2007),
  Hole H18A (L Anomaly): 7.25m of 0.023% U3O8 (.46lb/t),
  Hole H19 (L Anomaly): 3.52m of 0.039% U3O8 (.78lb/t),
  Hole H22 (L Anomaly): 18.44m of 0.024% U3O8 (.48lb/t),
  Hole H27 (L Anomaly): 5.8m of 0.33% U3O8 (.66lb/t),
  Hole H31 (N Anomaly): 0.66 meters of .29%U3O8 (5.8lb/t)(at surface).

The holes were divided into four zones with particular emphasis on the “L” zone where 18 drill holes were spotted to evaluate the lateral and depth extensions of this zone. The first four drill holes (17, 17A, 18, 18A) drilled at different azimuths and plunge angles and set up to test the L19 anomaly, recorded encouraging near surface results including 16.99 meters (55 feet) of .87lb/short ton U3O8 and 24.1 meters (79 feet) of .66lb/ton U3O8, as well, holes 27 and 27A, intersected three and four pegmatites respectively. The first pegmatite, H27, returned .66lb/ton U3O8 over 5.8 meters. The L zone remains open in all directions while lateral extension and depth extension are unknown. Best interval drill results are posted on our website.

The 2007 drilling program confirmed the existence of uranium mineralization in the northeast grid (L, N, X and Y). Findings corroborated the channel sample results of 2006 that showed mineralization to be non-uniformly distributed among the pegmatites and even within each pegmatite. Drill holes revealed that the thickness of the radioactive pegmatites range from one meter to roughly 20 meters along holes and are presented as sub-parallel multiple slabs slightly dipping to the west and separated from each other by sterile rocks. All pegmatites have been intersected at a maximum of 90 vertical meters from surface.

To date, the Doran Showing, located at the south of Doran (drilled in 2006 & Fall 2007) and the North East grid have both been successfully drilled in confirming the presence of a series of sub-parallel uranium bearing pegmatites.

Senior Project Geologist, Michel Proulx M. Sc. (P.Geo. and a qualified person, as that term is defined in Canadian Mining National Instrument 43-101 policy) recommended follow up drilling on the Doran Showing (Phase III) as well as an additional 4,000 meters of drilling on the L zone to gain a better understanding of the behavior of the uranium-bearing pegmatite bodies, the structural geology context and of uranium phase minerals.

The fall 2007 drilling campaign was completed in early November of that year. The program comprised 1,691 metres of drilling in 15 drill holes and was designed to test the area between the North End zone and the Hot Spot zone, the lateral extent of the Hot Spot zone, and to determine the south extension and thickness of the Hill Top pegmatite, all of which are part of the Doran showing.

This campaign was designed to further delineate the Doran Showing where we drilled in the summer of 2006. The Doran Showing consists of four distinct pegmatite-bearing structures: The Main Zone, the North End Zone, Dyke Zone and Hot Spot

Results from this drill campaign were announced on February 4, 2008. The 2007 program comprised 1,691 metres of drilling in 15 drill holes and was designed to test the area between the North End zone and the Hot Spot zone, the lateral extent of the Hot Spot zone, and to determine the south extension and thickness of the Hill Top pegmatite, all of which are part of the Doran showing. The fall 2007 drill campaign achieved similar results to the 2006 campaign and all 15 drill holes encountered uranium mineralization.

In total over 6000 meters have been completed on the Doran property by our company and Abbastar and the companies are encouraged that the goal of delineating a Rossing type (Namibia) uranium deposit may be realized.

Abbastar completed a fall 2008 program in September-October. This program completed the second phase of the Mineral Option Agreement between Entourage and Abbastar dated February 14, 2007 and Abbastar has now earned a 35% interest in the Doran property.

The fall 2008 exploration campaign consisted of channel sampling of previously unexplored anomalies (F, G, H, I, K and LL) situated WSW of the L anomaly that was drilled in the spring of 2007. Additionally, anomalies E, Q, BB, S and RR, located due south of the L anomaly were also tested. On February 24, 2009, Abbastar Uranium released the following information on the Fall 2008 exploration program:

North section of the Doran property:

Results of the 2008 ground-based radiometric survey demonstrated a good spatial correlation between the highest-count rates and the localization of the previously determined airborne anomalies BB, P, Q, R and S.

The G zone represents the most interesting uranium site with an average value of 0.56 lb/ton U3O8 from 22 samples collected with a range of 0.06 to 0.88 U3O8 lb/t, with a high value at 3.11 lb/t U3O8.

Nearby anomalies F and H also display relatively high uranium values (F at 0.63 lb/t U3O8 from six samples with a range of 0.27 to 1.20 U3O8 lb/t and H at 0.5 lb/t U3O8 from four samples with a range of 0.21 to 1.06 lb/t U3O8).

South section of Doran property:

The large extent of the radioactive pegmatite outcrops, the encouraging assay obtained and the proximity of the west zone to the main Doran showing make the former a prime target for future drilling.

The completion of the Fall 2008 exploration program earned Abbastar an additional 15% interest in the property and Abbastar has now earned a 35% interest in the Doran property.

As of December 31, 2009, Abbastar had earned a 35% interest in the Doran property but has allowed the balance of their option to expire.

Competitive factors in the market for mineral resources

The Company is prospecting for uranium in Quebec. It is anticipated that uranium generated power will become more popular in the decades to come as rising oil prices and political strife in the world’s oil producing regions continue. In 2005, the annual spot volume of U3O8 reached 35 million pounds and production of uranium, if any, by the Company would have no significant effect on the price of uranium.

Applicable Regulations and Permits

The Company has obtained the necessary work, environmental and regulatory permits required to undertake the exploration programs it is undertaking on its mineral properties. The Company anticipates that, assuming further planned work will be done, there will be no difficulties in obtaining necessary work, environmental and regulatory permits for further exploration work. The jurisdictions wherein our properties are located have long histories in mining exploration and are friendly and accommodating to mineral exploration.

Capital Expenditures and Exploration Programs

a) Pires Exploration Activities

The Pires exploration program began with due diligence replication of reported highly enriched gold float samples. Entourage has collected float quartz vein, outcrop and soil samples with enriched gold concentrations. The five highest gold (Au) values to date are 405 grams per tonne (g/t), 297 g/t, 114, g/t, 80 g/t, 77 g/t, 70 g/t and 55 g/t (analyses completed at SGS-Geosol and Intertek Laboratories in Brazil, and ACME Analytical Laboratory in Canada). These highly enriched samples were collected from different parts of the property located up to 15 km apart on strike. Hand trenching has succeeded in exposing some of these occurrences as undeformed quartz veins in or close to bedrock near the float samples, and locally abundant concentrations suggest that other samples are also proximal to source.

The Pires Property covers metasedimentary strata that were deformed during the Neoproterozoic compressional event that formed the Brasilia thrust belt. Syn-deformational quartz veins and boudins comprise one of the two deposit types targeted for exploration on the Pires Property. Post deformational quartz veins carrying high values of gold possibly associated with the regional Transbrasiliano extensional event in the latest Neoproterozoic are the second deposit type targeted at Pires. Mineralization of the second, undeformed extensional quartz vein type is described in 2 places on the Property (the Garimpo, and Point 1 areas) located more than 13 km apart. To date, no mineral resource or reserves have been defined on the Property. The Pires Property merits further exploration and a two-phase program is recommended herein. Phase 1 includes: continuing surface sampling in unsampled or minimally sampled areas of the Property; completion of ongoing structural and geological mapping; surface geochemistry; hand trenching; a ground magnetic test grid; and 450 m of drilling. The estimated budget of the recommended Phase 1 program is CDN$220,500. Phase 1 should be completed by May 31, 2010. Phase 2 is dependent on the results of Phase 1, and recommends further exploration work estimated at another CDN$580,000. The largest recommended expenditure for Phase 2 is drilling to test an assumed 3 or 4 target areas, dependent on the results of Phase 1. On February 17, 2010, the Company filed, on SEDAR and EDGAR, a National Instrument 43-101 compliant report on the Pires property

On April 4, 2010, the Company began drilling the first targets identified on the Point 1 area (claim 860715/2006). As of this report four holes have been drilled and results are pending. The Company drilled a 550 meters; the drilling was completed on April 30, 2010

b) Doran Uranium Project Exploration Activities

Doran 2007 Drilling

On May 11, 2007, Entourage and Abbastar announced that Phase One of the second drill program had begun and in all 32 holes were drilled for a total of 3,273.26 meters of diamond drilling and 1158 samples were analyzed representing 2,469.24 linear meters or 75% of the drill-hole length. The results of the Company’s Phase II drilling campaign were reported August 23, 2007. Here is a sample of these results:

  Hole H17A (L Anomaly): 16.99m of 0.0435% U3O8 (.87lb/t),
  Hole H18 (L Anomaly): 24.1m of 0.033% U3O8 (.66lb/t) (including 16.5m of .73lb/t announced June 28, 2007),
  Hole H18A (L Anomaly): 7.25m of 0.023% U3O8 (.46lb/t),
  Hole H19 (L Anomaly): 3.52m of 0.039% U3O8 (.78lb/t),
  Hole H22 (L Anomaly): 18.44m of 0.024% U3O8 (.48lb/t),
  Hole H27 (L Anomaly): 5.8m of 0.33% U3O8 (.66lb/t),
  Hole H31 (N Anomaly): 0.66 meters of .29%U3O8 (5.8lb/t)(at surface).

The holes were divided into four zones with particular emphasis on the “L” zone where 18 drill holes were spotted to evaluate the lateral and depth extensions of this zone. The first four drill holes (17,17A, 18, 18A) drilled at different azimuths and plunge angles and set up to test the L19 anomaly, recorded encouraging near surface results including 16.99 meters (55 feet) of .87lb/short ton U3O8 and 24.1 meters (79 feet) of .66lb/ton U3O8; as well, Holes 27 and 27A, intersected three and four pegmatites respectively. The first pegmatite, H27, returned .66lb/ton U3O8 over 5.8 meters. The L zone remains open in all directions while lateral extension and depth extension are unknown. Best interval drill results are posted on the Company website.

The 2007 drilling program confirmed the existence of uranium mineralization in the northeast grid (L, N, X and Y). Findings corroborated the channel sample results of 2006 that showed mineralization to be non-uniformly distributed among the pegmatites and even within each pegmatite. Drill holes revealed that the thickness of the radioactive pegmatites range from one meter to roughly 20 meters along holes and are presented as sub-parallel multiple slabs slightly dipping to the west and separated from each other by sterile rocks. All pegmatites have been intersected at a maximum of 90 vertical meters from surface.

To date, the Doran Showing, located at the south of Doran (drilled in 2006) and the North East grid have both been successfully drilled in confirming the presence of a series of sub-parallel uranium bearing pegmatites.

The fall 2007 drilling campaign was completed in early November. This campaign was designed to further delineate the Doran Showing where the Company drilled in the summer of 2006. The Doran Showing consists of four distinct pegmatite-bearing structures: The Main Zone, the North End Zone, Dyke Zone and Hot Spot.

The 2007 program comprised 1,691 metres of drilling in 15 drill holes and was designed to test the area between the North End zone and the Hot Spot zone, the lateral extent of the Hot Spot zone, and to determine the south extension and thickness of the Hill Top pegmatite, all of which are part of the Doran showing. The fall 2007 drill campaign achieved similar results to the 2006 campaign and all 15 drill holes encountered uranium mineralization.

In total over 6000 meters have been completed on the Doran property by the Company and Abbastar and the companies are encouraged that the goal of delineating a Rossing type (Namibia) uranium deposit may be realized.

Doran fall 2008 Exploration

In the fall of 2008, Abbastar completed a sampling program on previously untested anomalies in the west-central area of the property. The fall 2008 exploration campaign consisted of channel sampling of previously unexplored anomalies (F, G, H, I, K and LL) situated WSW of the L anomaly that was drilled in the spring of 2007. Additionally, anomalies E, Q, BB, S and RR, located due south of the L anomaly were also tested.

The Company is satisfied that Abbastar has expended sufficient funds on the property to earn a 35% interest in the Doran claims, as outlined in the Mineral Property Option agreement between the companies. The remaining $75,000 property payment to the Vendor was paid in March 2008 and the Doran property is now owned by Entourage (65%) and Abbastar (35%) subject to an NSR (net smelter royalty in favour of the Vendor.

On February 24, 2009, Abbastar released the following information on the Fall 2008 exploration program:

North section of the Doran property:

Results of the 2008 ground-based radiometric survey demonstrated a good spatial correlation between the highest-count rates and the localization of the previously determined airborne anomalies BB, P, Q, R and S. The G zone represents the most interesting uranium site with an average value of 0.56 lb/ton U3O8 from 22 samples collected with a range of 0.06 to 0.88 U3O8 lb/t, with a high value at 3.11 lb/t U3O8.

Nearby anomalies F and H also display relatively high uranium values (F at 0.63 lb/t U3O8 from six samples with a range of 0.27 to 1.20 U3O8 lb/t and H at 0.5 lb/t U3O8 from four samples with a range of 0.21 to 1.06 lb/t U3O8).

South section of the Doran property:

The large extent of the radioactive pegmatite outcrops, the encouraging assay obtained and the proximity of the west zone to the main Doran showing make the former a prime target for future drilling.

The completion of the Fall 2008 exploration program earned Abbastar an additional 15% interest in the property and Abbastar has now earned a 35% interest in the Doran property. At the time of this report Abbastar Uranium has not provided the Company with a budget for the 2009 exploration program. Abbastar must expend $1,500,000 in 2009 to earn an additional 15% interest in the property.

1.2.1(c) Hatchet Lake Properties (Abandoned)

In October 2005, the Company entered into the “Saskatchewan Agreements” (as fully described in the Company’s Sedar and Edgar Annual and 20-F filings of 2005, 2006, 2007 and 2008) with CMKM Diamonds (“CMKM”) (a now defunct “pink sheet” issuer) whereby the Company acquired a Mineral Option to acquire an interest in the Hatchet Lake Uranium prospect in Northern Saskatchewan. The Company abandoned the property after negligible uranium values were encountered; however, the Company had issued 1,500,000 “Consideration Shares” (as fully described in previous filings), such shares to be distributed to the shareholders of CMKM. The failure of CMKM to distribute the shares prompted the Company to file a suit in the courts of British Columbia for the return of the “Consideration Shares”.

In October 2008, the Company and CMKM entered into a proposed settlement that was subsequently agreed to verbally by all parties. This settlement became effective July 03, 2009 and all legal matters among the Company and CMKM have been resolved definitively and the “Consideration Shares” have been returned to treasury.

1.2.1(d) Smeaton/Forte a la Corne Property (Abandoned)

In October 2005, the Company entered into the “Saskatchewan Agreements” (as fully described in the Company’s Sedar and Edgar Annual and 20-F filings of 2005, 2006, 2007 and 2008) with 101047025 Saskatchewan Ltd. (“1010) and CMKM whereby the Company acquired a Mineral Option to acquire an interest in the Smeaton/Forte a la Corne diamond prospect in north central Saskatchewan. The Company had issued 3,000,000 “Consideration Shares” (as fully described in previous filings), such shares to be distributed to the shareholders of CMKM. The failure of CMKM to distribute the shares prompted the Company to file a suit in the courts of British Columbia for the return of the “Consideration Shares”

In October 2008, the parties entered into a proposed settlement that was subsequently agreed to verbally by all parties. This settlement became effective July 03, 2009 and all legal matters among the Company and CMKM and 1010 have been resolved definitively. As part of the settlement the Smeaton/Fort a la Corne property was returned to 1010 and the “Consideration Shares” have been returned to treasury.

1.3 Selected Annual Information

Fiscal Year	2009	2008	2007
	($)	($)	($)
Net Sales	0	0	0
Loss before taxes	(727,683)	(414,840)	(598,783)
Basic and Diluted Loss per Share	(0.11)	(0.05)	(0.08)
Net Loss	(727,683)	(414,840)	(598,783)
Total Assets	14,427	16,673	22,570

Long Term Financial Liabilities	n/a	n/a	n/a
Cash Dividends Declared	n/a	n/a	n/a

1.4 Results of Operations for the Interim Period ended March 31, 2010

The Company’s loss (as well as operating expenses) for the interim period ended March 31, 2010 (“Interim 2010”) totaled $137,056 or $0.02 per share compared to $45,706 or $0.01 per share for the interim period ended March 31, 2009 (“Interim 2009”). The losses during Interim 2010 were higher mainly due to:

  The Company expended $149,902 in mineral property acquisition and exploration costs in Interim 2010 (of this amount however, $75,000 was recovered from Ansell Capital pursuant to the Letter of Intent”) whereas the Company expended $nil on mineral property acquisition and exploration costs in Interim 2009 because all the Doran property’s costs were Abbastar’s responsibility.

  As a result of increased business activities during Interim 2010, the office and sundry expenses were $12,063 whereas during Interim2009 the office and sundry expenses were $8,574.

  Professional fees were $19,306 during Interim 20010 compared to $17,272 during Interim 2009. Due to increased promotional activities during Interim 2010 the travel and promotion expenses were $8,255 compared to $159 during Interim 2009.

Summary of Quarterly Results

In Canadian dollars

	2010	2009	2009	2009	2009	2008	2008	2008
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Net sales	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Loss	$137,056	$460,811	$121,284	$99,882	$45,706	$30,055	$58,096	$229,693
Loss per share	$0.02	$0.07	$0.02	$0.01	$0.01	$0.00	$0.01	$0.03
Net loss	$137,056	$460,811	$121,284	$99,882	45,706	$30,055	$58,096	$229,693
Net loss per share	$0.02	$0.07	$0.02	$0.01	$0.01	$0.00	$0.01	$0.03

The Company’s financial statements are expressed in Canadian dollars and have been prepared in accordance with U.S. generally accepted accounting principles.

NOTE: Effective March 6, 2009 the Company's completed a reversed split of its shares of common shares at a ratio of one new share for every ten old share held. The capitalization of 100,000,000 common shares with no par value remains the same after the reverse stock split. All previous references to shares of common stock and weighted average common shares outstanding as well as the basic and diluted loss per share have been restated to give affect to the 1:10 reverse stock split unless otherwise stated.

1.6 Liquidity

As of the date of this report, we have yet to generate any revenues from our business operations.

On March 31, 2010 the Company had $28,634 in cash compared to $2,212 on December 31, 2009. On March 31, 2010 the Company had a negative working capital of $107,105 compared to a negative working capital of $239,318 on December 31, 2009.

During the three months ended March 31, 2009 the Company (a) completed a non-brokered private placement of 1,613,162 units at a price of U.S. $0.15 each raising a gross amount of Cdn $254,324. Each unit consists of one common share and one share purchase warrant, each warrant enabling the purchaser to buy an additional share for a period of one year at a price of US $0.25 each. (b) issued 195,000 shares pursuant to the exercise of warrants @US$0.20 per share raising Cdn $41,224.

On February 18, 2010, Ansell Capital Corp., (“Ansell”) a TSX Venture listed company advanced the Company $75,000 CDN, pursuant to a Letter of Intent to a possible Plan of Arrangement among the companies; these monies were used to pay down the Company’s accounts payable; furthermore, Ansell set up an exploration expense account to allow Ansell to expend $200,000 USD as due diligence before making a definitive decision to effect the Plan of Arrangement.

The Company does not need any funds in the near future for the exploration work on its Doran property since it is the 65% unencumbered owner of the Doran property. However, the Company needs to raise funds soon to fund its ongoing general and administrative costs and for the exploration work on its newly acquired property in Brazil.

1.7 Capital Resources

Our auditors have issued a going concern opinion. This means that there is substantial doubt that we can continue as an on-going business for the next twelve months unless we obtain additional capital to pay our bills. This is because we have not generated any revenues and no revenues are anticipated until we begin removing and selling minerals. Accordingly, we must raise cash continuously from sources other than the sale of minerals found on the properties. That cash must be raised from other sources. Our only other source for cash at this time is investments by others in Entourage Mining Ltd. We must raise cash to implement our projects and stay in business. Even if we raise money, we do not know how long the money will lastThe Company must raise sufficient capital to fulfill its obligation on the Pires project. Abbastar Uranium is funding exploration on the Doran project. The Company requires financial resources to fund its ongoing costs of operations.

If we find mineralized material and it is economically feasible to remove the mineralized material, we will attempt to raise additional money through a subsequent private placement, public offering or through loans. If we do not raise all of the money we need, we will have to find alternative sources of funding, like a public offering, a private placement of securities, or loans from our officers or others.

1.8 Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

1.9 Transactions with Related Parties

During the period ended March 31, 2010, the Company incurred $19,500 (2008 – $19,500) for management fees to directors and a company controlled by an officer of the Company.

Amounts payable to related parties at March 31, 2010 of $55,400 (December 31, 2008 - $91,066) is to directors, officer and a company controlled by an officer.

The transactions with related parties have been in the normal course of operations and, in management’s opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

From January 1, 2010 to the date of this report

Gregory Kennedy and Paul Shatzko are each earning management fees of $2,500 per month from us. RSA Management Services Inc., a company controlled by Pradeep Varshney, is earning management fees of $1,500 per month from us.

1.10 Fourth Quarter

Not applicable

1.11 Proposed Transactions

Besides the Letter of Intent with Ansell Capital, already disclosed above, there are no other pending transactions to report

1.12 Critical Accounting Estimates

This section is not applicable, as the Company has no material accounting estimates. Material accounting estimates usually disclosed by resource issuers such as assumptions regarding depletion, resource and production values and capital write downs are not applicable to the Company as it is still at an exploration and development stage.

1.13 Changes in Accounting Policies including Initial Adoption

Recently adopted accounting policies

On October 1, 2009, the Company adopted the changes issued by the FASB to the authoritative hierarchy of Generally Accepted Accounting Principles (“GAAP”). These changes establish the FASB Accounting Standards CodificationTM as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The FASB will no longer issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts; instead the FASB will issue Accounting Standards Updates. Accounting Standards Updates will not be authoritative in their own right as they will only serve to update the ASC. These changes and the ASC itself do not change GAAP. Other than the manner in which new accounting guidance is referenced, the adoption of these changes had no impact on the Company’s consolidated financial statements.

On June, 2009, the Company adopted the changes issued by FASB ASC topic 855 to Subsequent Events. ASC 855 establishes authoritative accounting and disclosure guidance for recognized and non-recognized subsequent events that occur after the balance sheet date but before financial statements are issued. ASC 855 also requires disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. The adoption of the changes to ASC 855 had no impact on the Company’s consolidated financial statements.

Other pronouncements issued by the FASB or other authoritative accounting standards groups with future effective dates are either not applicable or are not expected to be significant to the financial statements of the Company.

The Company’s financial statements have been prepared in accordance with generally accepted accounting principles in the United States. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates that have been made using careful judgment.

The financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

Option Payments and Exploration Costs:

The Company expenses all costs related to the maintenance and exploration of mineral claims in which it has secured exploration rights prior to the establishment of proven and probable reserves. To date, the Company has not established the commercial feasibility of its exploration prospects, therefore, all costs are being expensed.

Income Taxes:

The Company are accounted for the asset and liability approach for accounting and reporting on income taxes. Deferred tax assets and liabilities are recognized for the future consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is not more likely than not that a deferred tax asset will be realized, a valuation allowance is provided.

Stock Based Compensation:

The Company measures the compensation cost of stock options and other stock-based awards to employees and directors at fair value at the grant date and recognizes compensation expense over the requisite service period for awards expected to vest.

Except for transactions with employees and directors, all transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. Additionally, the Company has determined that the dates used to value the transaction are either:

(1) The date at which a commitment for performance by the counter party to earn the equity instruments is established; or

(2) The date at which the counter party’s performance is complete.

Basic and Diluted Loss Per Share:

Basic earnings per share includes no dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Dilutive earnings per share reflect the potential dilution of securities that could share in the earnings of the Company. Because the effect of conversion of the Company’s dilutive securities is anti-dilutive, diluted loss per share is the same as basic loss per share for the periods presented.

Exploration Stage Company:

The Company is an exploration stage company as defined in the Statements of Financial Standards No. 7. All losses accumulated since inception, have been considered as part of the Company’s exploration activities.

1.14 Financial Instruments and Other Risks

     The Company’s financial instruments consist of cash, accounts receivable, taxes recoverable, accounts payable and amounts due to related parties. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of the Company’s current assets and current liabilities are estimated by management to approximate their carrying values based on the immediate or short-term maturity of these instruments.

The Company is at risk for environmental issues and fluctuations in commodity pricing. Management is not aware of and does not anticipate significant environmental remediation costs or liabilities in respect of its current operations other than those costs for reclamation disclosed under “Environmental Law” herein.

The Company is not exposed to significant credit concentration or interest rate risk.

The Company’s functional currency is the Canadian dollar. The Company operates in foreign jurisdictions, giving rise to significant exposure to market risks from changes in foreign currency rates. The financial risk is the risk to the Company's operations that arises from fluctuations in foreign exchange rates and the degree of volatility of these rates. Currently, the Company does not use any hedging or derivative instruments to reduce its exposure to foreign currency risk.

1.15 Other MD & A Requirements

The current directors and officers of the Company are:

Dr. Paul Shatzko, Chairman of the Board, Director
Mr. Gregory F Kennedy, President, CEO and Director
Mr. Michael B Hart, Director
Mr. Pradeep Varshney, Chief Financial Officer

Website

The Company maintains a website at www.entouragemining.com which serves as an information source for its investors.

Cautionary Note on Forward-looking statements

Some of the statements contained in this report are forward-looking statements, such as estimates and statements that describe the Company’s future plans, expectations, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Forward-looking statements may be identified by such terms as “believes”, “anticipates”, “intends”, “expects”, “estimates”, “may”, “could”, “could”, “will”, or “plan”. Since forward-looking statements are based on assumptions and address future events or conditions, by their very nature they involve inherent risks and uncertainties. Actual results relating to, among other things, results of exploration, reclamation, capital cost, and the Company’s financial condition and prospects, could differ materially from those currently anticipated in such statements. These and other factors should be considered carefully and readers should not place undue reliance on the Company’s forward-looking statements. The Company does not undertake to update any forward-looking statements that may be made from time to time or on its behalf, except in accordance with applicable securities laws.

Entourage Mining Ltd.

“Gregory F Kennedy”

Gregory F Kennedy
President and Director
May 31, 2010